THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

June 25, 2010

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated May 21, 2010, please be advised as follows:

General

1.  We restate our previous response.  As you know, the disclosure meets the threshold set forth in Section 7(b)(3) of the Securities Act of 1933.  Your legal conclusion is clearly erroneous.  Again, Surna Inc. is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

Surna Inc. has a specific plan and purpose.  Its business purpose is to develop software products.  Its specific plan is the same.   In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.

Further, Surna Inc. has not indicated in any manner whatsoever, that is plans to merge with an unidentified company or companies.  Its plan, again, is to develop software products.

Accordingly, Surna Inc. is not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

Business

2.  The Business Section has been revised per your comment to disclose the use of consultants.  Supplementally, just because the current management does not have prior experience does not mean that they did not and cannot conduct preliminary work to develop the software.  Your logic is distorted.  The fact is they do not have prior experience in developing complex event software, however, they in fact have in the past and are currently engaged in the preliminary development of the software.  Like Bill Gates did initially when he did not have a prior experience and yet conducted preliminary work to develop his software.

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578
June 25, 2010
Page 2

Management

3.  The disclosure requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Surna Inc.